Mail Stop 3030

November 19, 2008

Arun Govil
President, Chief Executive Officer, Treasurer and Chairman
CEMTREX, Inc.
19 Engineers Lane
Farmingdale, New York 11735

        Re: **CEMTREX, Inc.**
               Amendment No. 4 to Registration Statement on Form 10
               Filed November 12, 2008
               File No. 000-53238

Dear Mr. Govil:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   When you file an amendment, please ensure that your response includes the written acknowledgements at the end of this letter.

Item 15. Financial Statements and Exhibits, page 23

2.   We note that you have re-stated your September 30, 2006 and 2005 period for the Griffin Filters, LLC transaction. We also note that you had previously re-stated your September 30, 2007 period to eliminate the goodwill that you had recorded. In light of these re-statements, please tell us why your financial statements are not labeled restated and why the audit report does not make reference to these re-statements. In addition, tell us where you have provided all the required

disclosures of SFAS 154 in your financial statements. Please note that your re-statement footnote should discuss the nature of the re-statement, the line items affected and the amounts and periods involved. Please refer to paragraph 26 of SFAS 154.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief

cc (by fax):   Stephen J. Czarnik, Esq.